May 20, 1999




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

         Re:      Hibernia Corporation
                  Application to Withdraw Registration Statement on Form S-4

Gentlemen:

         On April 2, 1999, Hibernia Corporation filed a registration statement on Form S-4 to register 4,021,517 shares of its Class A Common Stock, no par value, in connection with its proposed acquisition of First Guaranty Bank. Hibernia and First Guaranty recently agreed to terminate the Agreement and Plan of Merger pursuant to which Hibernia would acquire First Guaranty. Hibernia has not issued or sold any of its shares of Class A Common Stock, no par value, to shareholders of First Guaranty in connection with the proposed acquisition of First Guaranty.

         Hibernia Corporation hereby makes this application to the Commission, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the Registration Statement on Form S-4 filed with the Commission on April 2, 1999. Hibernia Corporation requests that the Commission enter an order granting its application to withdraw the Registration Statement. Finally, Hibernia Corporation acknowledges that the registration fee paid to the Commission in connection with the filing of the Registration Statement will not be refunded.

         If you have any questions regarding this application, please telephone the undersigned at (504) 533-2486 or Mark Fullmer at (504) 584-9324. Finally, please forward a copy of the order granting our request to withdraw the Registration Statement to Mark Fullmer at Phelps Dunbar, LLP, 400 Poydras Street, 30th Floor, New Orleans, Louisiana 70130.

         Thank you for your assistance.

                                   Sincerely,


                                   Patricia C. Meringer,
                                   Corporate Counsel
                                   /s/ Patricia C. Meringer